UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: July 30, 2010

Commission File Number: 000-53543

Ballard Power Systems Inc.
(Translation of registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

9000 Glenlyon Parkway Burnaby, BC V5J 5J8 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ballard Power Systems Inc.

Date: July 30, 2010	By:	/s/ Tony Guglielmin
	Name:	Tony Guglielmin
	Title:	Chief Financial Officer

EXHIBIT LIST

Exhibit No.	Description
99.1	Ballard Power Systems Second Quarter 2010 Financial Statements

99.2	Ballard Power Systems Second Quarter 2010 Management’s Discussion and Analysis

BASIS OF PRESENTATION

This Management Discussion and Analysis covers our interim consolidated financial statements for the three and six months ended June 30, 2010. As well, it provides an update to our Management Discussion and Analysis for the year ended December 31, 2009. The information below should be read in conjunction with the Consolidated Financial Statements for the three and six months ended June 30, 2010. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 22 to the Consolidated Financial Statements for the year ended December 31, 2009. Unless the context otherwise requires, all references to “Ballard”, “the Company”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. This discussion and analysis is dated July 28, 2010.

All amounts in this report are in U.S. dollars, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements include, but are not limited to, statements with respect to our objectives, goals and outlook including our estimated revenue, cash flow from operations and EBITDA (see Non-GAAP Measures) contained in our “Outlook”, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain factors and assumptions disclosed in our “Outlook” as well as specific assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product volumes at the expected prices, and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product pricing; changes in our customers' requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts; our ability to protect our intellectual property; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.

BUSINESS OVERVIEW

Ballard is a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (backup power, supplemental power, and distributed generation).

Over the past five years, we have refined the Company’s business strategy to establish a sharp focus on what we believe to be key growth opportunities with near-term commercial prospects in our core fuel cell markets. To support this strategy, we have focused on bolstering our cash reserves to strengthen our capability to execute on our clean energy growth priorities.

We report our results in the following reporting units:

1. Fuel Cell Products (core segment): fuel cell products and services for motive power (material handling and bus markets) and stationary power (backup power, supplemental power, and distributed generation markets);

2. Contract Automotive (supporting segment): contract manufacturing of light-duty automotive fuel cell products and testing and engineering services provided primarily for AFCC, Daimler and Ford.

3. Material Products (supporting segment): carbon friction material products primarily for automotive applications and gas diffusion layer (“GDL”) material for fuel cell products.

On January 18, 2010, we acquired a controlling interest (the “Acquisition”) in Denmark-based Dantherm Power A/S (“Dantherm Power”), partnering with co-investors Dantherm A/S and Danfoss A/S.

In exchange for an initial investment of 15.0 million Danish Kroner, or approximately $2.9 million, we obtained a 45% interest in Dantherm Power including the right to nominate a majority of the members of the Board of Directors. Through our ability to elect a majority of the members of the Dantherm Power board, who have the power to determine the strategic operating, investing and financing policies of Dantherm Power, we hold effective control over Dantherm Power as of the date of the initial investment. As a result, all assets, liabilities and results of operations of Dantherm Power are consolidated and have been included in our Consolidated Financial Statements for the three and six months ended June 30, 2010. Non-Ballard ownership interests in Dantherm Power are shown as non-controlling interests. During 2010, we expect to invest an additional 15.0 million Danish Kroner, or approximately $2.5 million, in Dantherm Power for an additional 7% interest, resulting in a 52% total equity interest at the time. The specific timing for this second tranche of investment has not been determined, but at the time Ballard makes the investment referenced above, the minority shareholders Dantherm A/S and Danfoss A/S will also make their proportion equity investments. This second tranche of funding is expected to finance Dantherm Power through to breakeven during 2012. Dantherm Power is focused on the development and production of commercially viable fuel cell-based backup power systems for use in IT and telecom network base stations. Dantherm Power’s results are reported in our core Fuel Cell Products segment.

In March 2010, we completed a sale and leaseback agreement with Madison Pacific Properties Inc. (“Madison”) whereby we sold our head office building in Burnaby, British Columbia in return for gross cash proceeds of $20.4 million (Canadian $20.8 million). We then leased this property back from Madison for an initial 15-year term plus two renewal options. On the closing of this transaction, we recorded a deferred gain of $9.5 million which will be recognized to income on a straight-line basis over the term of the 15-year lease. Due to the long term nature of the lease, the leaseback of the building qualifies as a capital lease. As a result, we have recorded assets under capital lease of $12.2 million, and a corresponding obligation under capital lease, representing the net present value of the minimum lease payments at the inception of the lease.

In December 2009, we completed an agreement with a financial institution to monetize our rights under a Share Purchase Agreement with Ford relating to our 19.9% equity investment in AFCC for an initial cash payment of $37 million and a contingent payment of $7.5 million. The contingent payment of $7.5 million was due upon maturation of the Share Purchase Agreement in 2013, and was contingent on the financial institution’s rights in the transaction remaining unsubordinated. Due to the contingent nature of the potential $7.5 million receipt in 2013, this receipt has not been accrued in our consolidated financial statements as at June 30, 2010. On July 9, 2010, we completed an agreement with the financial institution to extinguish this contingent payment for an immediate cash payment of $5.0 million. We will reflect this $5.0 million cash payment and an associated gain, expected to be $4.8 million, in the third quarter results.

FINANCIAL OVERVIEW – Three months ended June 30, 2010

Revenue

Our revenues for the second quarter of 2010 increased 19%, or $2.5 million, to $15.5 million, compared to $13.1 million for the second quarter of 2009. Increases in our supporting Material Products segment of $3.6 million combined with increases in our Contract Automotive segment of $2.1 million more than offset declines in our core Fuel Cell Products segment of $3.2 million.

In our core Fuel Cell Products business segment, second quarter of 2010 revenues declined 34%, or $3.2 million, to $6.4 million compared to the second quarter of 2009 as fuel cell bus revenues in the second quarter of 2009 were positively impacted by shipments for the B.C. Transit 2010 Olympic fuel cell bus program of $6.0 million.

Higher material handling revenues as a result of increased shipments to support Plug Power Inc.’s GenDrive ™ systems and consistent sales in our backup power market to Idatech, LLC were offset by lower fuel cell bus revenues and lower backup power revenues related to work performed on the FirstEnergy distributed power generator project.

In our supporting Contract Automotive and Material Products business segments, second quarter of 2010 revenues increased 166%, or $5.7 million, to $9.1 million compared to the first quarter of 2009. Improvements in our Contract Automotive segment of $2.1 million were as a result of increased shipments of light duty automotive products in support of Daimler AG’s Highway 2/3 programs. Improvements in our Material Products segment of $3.6 million represents increased volumes of carbon friction material products related to the recovery in the U.S. automotive sector in 2010 as compared to 2009.

EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
EBITDA	2010	2009	$	Change
Net income (loss) attributable to Ballard Power Systems Inc.	$(10,851)	$1,583		$(12,434)
Depreciation and amortization	1,250	2,017		(767)
Interest expense	326	-		326
Income taxes	-	-		-
EBITDA attributable to Ballard Power Systems Inc.	$(9,275)	$3,600		$(12,875)

EBITDA attributable to Ballard Power Systems Inc.	$(9,275)	$3,600		$(12,875)
EBITDA attributable to controlling interest in Dantherm Power	$(975)	$-		$975
EBITDA attributable to Ballard Power Systems Inc., excluding Dantherm Power	$(8,300)	$3,600		$(11,900)

EBITDA (see Non-GAAP Measures) for the second quarter of 2010 declined by $12.9 million, to ($9.3) million, compared to $3.6 million, in the second quarter of 2009.

EBITDA, excluding the impact related to our controlling ownership interest in Dantherm Power of ($1.0) million, declined $11.9 million to ($8.3) million.

EBITDA in the second quarter of 2009 was positively impacted by a non-cash gain of $10.8 million related to our decision to discontinue operations in EBARA Ballard Corporation (“EBARA BALLARD”) on May 24, 2009. EBARA BALLARD was a joint venture with EBARA Corporation (“Ebara”) that was focused on the development, manufacture, sale, and servicing of stationary power systems for the residential cogeneration market in Japan. Excluding the impact of this 2009 non-cash gain and excluding the impact of Dantherm Power in 2010, EBITDA declined by $1.1 million, to ($8.3) million in the second quarter of 2010, compared to ($7.2) million in the second quarter of 2009. The $1.1 million decline was driven by lower investment and other income of $3.2 million and declines in gross margins of $0.8 million which more than offset reductions in operating expenses of $2.7 million (excluding depreciation and amortization, and restructuring and related charges). The $2.7 million, or 21%, reduction in operating expenses was primarily a result of our 2009 workforce reduction and cost optimization initiatives which were partially offset by the negative effects in 2010 of a 14% stronger Canadian dollar, relative to the U.S. dollar.

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Net income (loss)	2010	2009	$	Change
Net income (loss) attributable to Ballard Power Systems Inc.	$(10,851)	$1,583		$(12,434)
Net loss attributable to controlling interest in Dantherm Power	(1,046)	-		1,046
Net income (loss) attributable to Ballard Power Systems Inc., excluding Dantherm Power	$(9,805)	$1,583		$11,388

Net income (loss)

Net income (loss) attributable to Ballard for the second quarter of 2010 decreased by $12.4 million, to ($10.9) million, or ($0.13) per share, compared with net income of $1.6 million, or $0.02 per share, in the second quarter of 2009. The second quarter net income in 2009 was positively impacted by a non-cash gain of $10.8 million related to our decision to discontinue operations in EBARA BALLARD whereas net loss attributable to Ballard for the second quarter of 2010 includes the negative impact of our controlling interest in Dantherm Power of $1.0 million.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Cash used in operating activities	2010	2009	$	Change
Cash used in operations attributable to Ballard Power Systems Inc.	$(10,118)	$(15,306)		5,188
Cash used in operations attributable to Dantherm Power	$(1,963)	$-		(1,963)
Cash used in operating activities	$(12,081)	$(15,306)		$3,225

Cash used in operating activities in the second quarter of 2010 declined by $3.2 million to $12.1 million, compared to $15.3 million for the second quarter of 2009. Cash used in operating activities, excluding the negative impact of Dantherm Power of $2.0 million, declined by $5.2 million to $10.1 million.

The lower cash used in operating activities of $5.2 million, excluding the results of Dantherm Power, was primarily a result of reduced working capital requirements of $5.0 million as improvements as a result of the timing of revenues and customer collections more than offset the negative impact as a result of the continued buildup of inventory in 2010 to support expected shipments in the last half of the year.

The cash used in operating activities of Dantherm Power of $2.0 million in the second quarter of 2010 was driven by delays in Danish government funding, the timing of revenue and customer collections, and costs of development work on the new 5kW direct hydrogen backup system. The negative cash flow in Dantherm Power is expected to be markedly less in the last half of 2010.

FINANCIAL OVERVIEW – Six months ended June 30, 2010

Revenue

Our revenues for the six months ended June 30, 2010 increased 30%, or $6.3 million, to $27.4 million, compared to $21.2 million for the corresponding period of 2009. Increases in our supporting Material Products segment of $6.5 million combined with increases in our Contract Automotive segment of $1.9 million, more than offset declines in our core Fuel Cell Products segment of $2.2 million.

In our core Fuel Cell Products business segment, first half of 2010 revenues declined 16%, or $2.2 million, to $11.4 million compared to the second quarter of 2009. Higher material handling revenues as a result of increased shipments to support Plug Power Inc.’s GenDrive ™ systems and increased sales in our backup power market to Idatech, LLC were offset by lower fuel cell bus revenues and lower backup power revenues related to work performed on the FirstEnergy distributed power generator project. Fuel cell bus revenues in the first half of 2009 were positively impacted by shipments for the B.C. Transit 2010 Olympic fuel cell bus program of $6.0 million. Revenues in the second quarter of 2010 were positively impacted by the consolidation of Dantherm Power’s operating results which contributed $1.1 million of revenue.

In our supporting Contract Automotive and Material Products business segments, first half of 2010 revenues increased 111%, or $8.4 million, to $16.0 million compared to the first half of 2009. Improvements in our Contract Automotive segment of $1.9 million were as a result of increased shipments of light duty automotive products in support of Daimler AG’s Highway 2/3 programs partially offset by lower automotive testing and engineering services provided to AFCC. Improvements in our Material Products segment of $6.5 million represents increased volumes of carbon friction material products related to the recovery in the U.S. automotive sector in 2010 as compared to 2009.

EBITDA

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
EBITDA	2010	2009	$	Change
Net loss attributable to Ballard Power Systems Inc.	$(20,896)	$(17,540)		$(3,356)
Depreciation and amortization	2,643	3,728		(1,085)
Interest expense	399	-		399
Income taxes	3	-		3
EBITDA attributable to Ballard Power Systems Inc.	$(17,851)	$(13,812)		$(4,039)

EBITDA attributable to Ballard Power Systems Inc.	$(17,851)	$(13,812)		$(4,039)
EBITDA attributable to controlling interest in Dantherm Power	$(1,962)	$-		$1,962
EBITDA attributable to Ballard Power Systems Inc., excluding Dantherm Power	$(15,889)	$(13,812)		$(2,077)

EBITDA (see Non-GAAP Measures) for the six months ended June 30, 2010 declined by $4.0 million, to ($17.9) million, compared to ($13.8) million, in the corresponding period of 2009. EBITDA, excluding the impact related to our controlling ownership interest in Dantherm Power of ($2.0) million, declined $2.1 million to ($15.9) million.

EBITDA in the first half of 2009 was positively impacted by a net gain on discontinuance of operations in EBARA BALLARD of $7.9 million. Excluding the impact of this 2009 non-cash gain and excluding the impact of Dantherm Power in 2010, EBITDA improved by $5.9 million, or 27%, to ($15.9) million in the first half of 2010, compared to ($21.8) million in the first half of 2009. The $5.9 million improvement was driven by lower operating expenses of $5.9 million (excluding depreciation and amortization, and restructuring and related charges). Declines in investment and other income of $1.7 million were offset by restructuring and related expenses in 2009 of $1.4 million relating to the 7% workforce reduction initiated in March 2009. The $5.9 million, or 23%, reduction in operating expenses was primarily a result of our 2009 workforce reduction and cost optimization initiatives which were partially offset by the negative effects in 2010 of a 17% stronger Canadian dollar, relative to the U.S. dollar.

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Net loss	2010	2009	$	Change
Net loss attributable to Ballard Power Systems Inc.	$(20,896)	$(17,540)		$(3,356)
Net loss attributable to controlling interest in Dantherm Power	(2,105)	-		2,105
Net loss attributable to Ballard Power Systems Inc., excluding Dantherm Power	$(18,791)	$(17,540)		$1,251

Net loss

Net loss attributable to Ballard for the six months ended June 30, 2010 increased by $3.4 million, to ($20.9) million, or ($0.25) per share, compared to ($17.5) million, or ($0.21) per share, in the corresponding period of 2009.

Net loss in 2009 was positively impacted by a net non-cash gain of $7.9 million related to our decision to discontinue operations in EBARA BALLARD whereas net loss attributable to Ballard in 2010 includes the negative impact of our controlling interest in Dantherm Power of $2.1 million.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Cash used in operating activities	2010	2009	$	Change
Cash used in operations attributable to Ballard Power Systems Inc.	$(21,624)	$(23,935)		2,311
Cash used in operations attributable to Dantherm Power	$(4,730)	$-		(4,730)
Cash used in operating activities	$(26,354)	$(23,935)		$(2,419)

Cash used in operating activities in the six months ended June 30, 2010 increased by $2.4 million to $26.4 million, compared to $23.9 million for the corresponding period of 2009. Cash used in operating activities, excluding the negative impact of Dantherm Power of $4.7 million, declined by $2.3 million to $21.6 million.

The reduced cash used in operating activities in 2010 of $2.3 million, excluding the results of Dantherm Power, was driven by lower cash operating losses of $6.4 million as a result of lower operating expenses and higher gross margins, partially offset by increased working capital requirements of $4.1 million primarily as a result of the continued buildup of inventory in 2010 to support expected shipments in the last half of the year.

The cash used in operating activities of Dantherm Power of $4.7 million in the six months ended June 30, 2010 was driven by delays in Danish government funding, the timing of revenue and customer collections, and costs of development work on the new 5kW direct hydrogen backup system.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENT APPLIED

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses of the reporting period, as well as disclosures made in the accompanying notes to the financial statements. The estimates and associated assumptions are based on past experience and other factors that are considered relevant. Actual results could differ from these estimates. The following are our most critical accounting estimates, which are those that require management’s most challenging, subjective and complex judgments, requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. The application of these and other accounting policies are described more fully in note 1 to the 2009 annual consolidated financial statements.

REVENUE RECOGNITION

Revenues are generated primarily from product sales and services in our core Fuel Cell Products and supporting Contract Automotive and Material Products segments. We have also historically earned revenues by providing engineering development services in our core Fuel Cell Products and supporting Contract Automotive segments. Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Service revenues are derived primarily from cost-plus reimbursable contracts. Engineering development revenues are derived primarily from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recorded when the product is shipped to the customer, the risks of ownership are transferred to the customer, the price is fixed and determinable, and collection is reasonably assured. Provisions are made at the time of sale for warranties. Revenue recognition for standard equipment and material sales contracts does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.
  The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

  The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s judgment is required in determining the probability that the revenue will be received and in determining the measurement of that amount.
Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

During the three and six months ended June 30, 2010 and 2009, there were no material adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

Asset impairment incorporates an evaluation of our goodwill as well as our long-lived assets for impairment.

Goodwill is subject to at least an annual assessment of impairment by applying a fair value based test at the reporting unit level. An impairment loss is recognized to the extent that the carrying amount of goodwill for each reporting unit exceeds its estimated fair market value. The fair market values of the reporting units are derived from certain valuation models, which may consider various factors such as normalized and estimated future earnings, price earnings multiples, terminal values and discount rates. All factors used in the valuation models are based on management’s estimates and are subject to uncertainties and judgments. Changes in any of these estimates could affect the fair value of the reporting units and, consequently, the value of the reported goodwill. We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Based on the impairment test performed as at December 31, 2009 and our assessment of current events and circumstances, we have concluded that no goodwill impairment test was required for the three and six months ended June 30, 2010.

In addition, we review our long-lived assets, which include intangible assets, and property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. To determine whether impairment exists, we compare the estimated undiscounted future cash flows that are projected to be generated by those assets to their respective carrying value. If the undiscounted future cash flows are lower than the carrying value, then the assets are written down to fair market value and an impairment loss is recognized. Estimated undiscounted cash flows reflect management’s estimates, and changes in those estimates could affect the carrying amount of the long-lived assets. During the three and six months ended June 30, 2010, we have concluded that there were no circumstances which required us to test for impairment of our long-lived assets.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three and six months ended June 30, 2010, we recorded provisions to accrued warranty liabilities of $0.4 million and $1.0 million, respectively, for new product sales, compared to $1.6 million and $2.0 million, respectively, for the three and six months ended June 30, 2009.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues were adjusted upwards by a net amount of $0.2 million for the three and six months ended June 30, 2010, and adjusted downwards by a net amount of $0.2 million and $0.3 million, respectively, for the three and six months ended June 30, 2009.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three and six months ended June 30, 2010, inventory provisions of $0.1 million and $0.4 million, respectively, were recorded as a charge to cost of product and service revenues, compared to $0.1 million and $0.2 million, respectively, for the three and six months ended June 30, 2009.

INVESTMENTS

We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether impairment has occurred in the value of these investments. During the three and six months ended June 30, 2010 and 2009, no write-downs of our investments were recorded. During the three and six months ended June 30, 2009, we recorded a gain of $10.8 million representing the reversal of historic equity losses in excess of our net investment in EBARA BALLARD as a result of the announcement of the discontinuance of operations in EBARA BALLARD.

INCOME TAXES

We use the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their carrying amounts reported in the financial statements. Future income tax assets also reflect the benefit of unutilized tax losses than can be carried forward to reduce income taxes in future years. Such method requires the exercise of significant judgment in determining whether or not our future tax assets are “more likely than not” to be recovered from future taxable income and therefore, can be recognized in the consolidated financial statements. Also estimates are required to determine the expected timing upon which tax assets will be realized and upon which tax liabilities will be settled, and the enacted or substantially enacted tax rates that will apply at such time.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by publicly accountable companies, would be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). For our 2011 interim and annual financial statements, we will be required to report under IFRS and to provide IFRS comparative information for the 2010 financial year.

Details of our IFRS conversion plan including project overview, project phases, and project status including exemptions available to us under IFRS 1 “First-Time Adoption of International Financial Reporting Standards,” and their potential impacts on our financial position are fully disclosed in our 2009 year end Management Discussion and Analysis.

Our IFRS conversion project is progressing according to schedule. During the first six months of 2010, we made additional progress towards the completion of our project design phase and continue to develop solutions to execute the project implementation phase including the analysis of new transactions and the quantification of expected material differences between IFRS and the current accounting treatment under Canadian GAAP.

Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key account areas:

Key Accounting Area	Differences with Potential Impact to the Company
Presentation of Financial Statements (IAS 1)	Additional disclosures in the notes to the financial statements. Statement of Operations expected to be presented by functional category versus by type of expenditure.
Property and Equipment (IAS 16)
  Evaluating impact of componentization on accounting policy
  All significant components of furniture and fixtures, office equipment and computer hardware will be amortized accordingly to their useful lives determined in accordance with IFRS.

Impairment of Assets (IAS 36)
  Grouping of assets in cash-generating units (CGUs) on the basis of independent cash inflows for impairment testing purposes, using a Fair Value or Value-in-Use (i.e. discounted cash-flow method (DCF)) approach.
  Goodwill allocated to, and tested in, conjunction with its related CGU or group of CGUs.
  Under certain circumstances, previous impairment taken (other than goodwill) is required to be reversed.
  The Company is currently in the process of defining a CGU.

Income Taxes (IAS 12) (Subject to adoption at transition of a revised IAS 12 standard)	Recognition and measurement criteria for deferred tax assets and liabilities may differ.
Share-based Payments (IFRS 2)
  Each installment accounted for as a separate arrangement. Compensation expense for a share-based payment award that vests over a three-year period will be calculated and recognized as three separate awards (graded vesting) instead of as a single award recognized on a straight-line basis.

Provisions and Contingencies (IAS 37)	Different threshold used for recognition of a contingent liability, which could have an impact on timing of when a provision may be recorded
Leases (IAS 17)	Gains or losses on a Sale and Leaseback transaction that results in an Operating lease may be recognized immediately, instead of being deferred and amortized over the term of the lease.

We continue to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue to issue new accounting standards during the transition period. As a result, the final impact of IFRS on our consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.

RESULTS OF OPERATIONS

Revenues for the three months ended June 30, 2010 were $15.5 million, an increase of $2.5 million, or 19%, from the corresponding period of 2009 as increases in our supporting Material Products segment of $3.6 million and increases in our Contract Automotive segment of $2.1 million more than offset declines in our core Fuel Cell Products segment of $3.2 million.

Revenues for the six months ended June 30, 2010 were $27.4 million, an increase of $6.3 million, or 30%, from the corresponding period of 2009 as increases in our supporting Material Products segment of $6.5 million and increases in our Contract Automotive segment of $1.9 million more than offset declines in our core Fuel Cell Products segment of $2.2 million.

The following table provides a breakdown of our revenues and gross margins for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2010	2009	$ Change	% Change
Fuel Cell Products	$6,417	$9,653	$(3,236)	(34)%
Contract Automotive	3,014	883	2,131	241%
Material Products	6,095	2,539	3,556	140%
Revenues	15,526	13,075	2,451	19%
Cost of goods sold	14,171	11,053	3,118	28%
Gross Margin	$1,355	$2,022	$(667)	n/a
Gross Margin %	9%	15%	n/a	(6%)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2010	2009	$ Change	% Change
Fuel Cell Products	$11,414	$13,565	$(2,151)	(16%)
Contract Automotive	4,614	2,760	1,854	67%
Material Products	11,380	4,834	6,546	135%
Revenues	27,408	21,159	6,249	30%
Cost of goods sold	24,268	18,908	5,360	28%
Gross Margin	$3,140	$2,251	$889	n/a
Gross Margin %	11%	11%	n/a	-%

Fuel Cell Products revenues for the three and six months ended June 30, 2010 declined $3.2 million, or 34%, and $2.2 million, or 16%, respectively, compared to the corresponding periods in 2009. Fuel cell bus revenues were down significantly as shipment revenue in 2010 to Daimler AG, Sunline Transit Agency and Advanced Public Transportation System bv were lower than shipment revenue in 2009 for the B.C. Transit 2010 Olympic ($6.0 million) and Transport of London fuel cell bus programs. This decline was partially offset by increases in material handling market revenues as a result of significantly higher shipments to support Plug Power Inc.’s GenDrive ™ systems. Backup power market revenues were relatively consistent period over period as increases in backup power revenue as a result of sales of hydrogen-based units to Idatech, LLC combined with the acquisition, and subsequent consolidation, of Dantherm Power’s operating results were offset by declines in backup power market revenues related to work performed on the FirstEnergy distributed power generator project.

The following table provides a summary of our product shipments for the reported periods:

Product Shipments:
	Three months ended June 30,			Six months ended June 30,
	2010	2009	% Change	2010	2009	% Change
Fuel Cell Products	651	445	46%	979	635	54%
Material Handling	428	12	3,467%	544	19	2,763%
Backup Power	207	423	(51%)	417	601	(31%)

Contract Automotive product and service revenues for the three and six months ended June 30, 2010 increased $2.1 million, or 241%, and $1.9 million, or 67%, respectively, compared to the corresponding periods in 2009. Increases in contract manufacturing of FCvelocity 1100 fuel cell products for Daimler AG’s Hyway 2/3 programs more than offset lower automotive service revenues derived primarily from testing and engineering services provided to AFCC.

Material Products revenues for the three and six months ended June 30, 2010 increased $3.6 million, or 140%, and $6.5 million, or 135%, respectively, compared to the corresponding periods in 2009. Significant increases in carbon friction material volumes as a result of the recovery of the U.S. automotive sector combined with increased shipments of fuel cell GDL products drove the increase.

Cost of goods sold for the three months ended June 30, 2010 were $14.2 million, an increase of $3.1 million, or 28%, compared to the corresponding period of 2009. Cost of product and service revenues for the six months ended June 30, 2010 were $24.3 million, an increase of $5.4 million, or 28%, compared to the corresponding period of 2009. The 28% increase in the second quarter of 2010 is reflective of the 19% increase in revenues for that period compounded by the negative impacts of a change in sales mix as a result of lower fuel cell bus revenues, whereas the 28% increase in the first half of 2010 is due to the 30% increase in revenues for that period.

Gross margins decreased to $1.4 million, or to 9% of revenues, for the second quarter of 2010 compared to $2.0 million, or 15% of revenues, for the second quarter of 2009. The gross margin decline is primarily as a result of the decline in fuel cell bus shipments and higher unabsorbed manufacturing overhead as a result of a shift in product mix towards smaller units in the quarter. These declines more than offset improvement as a result of the higher shipments of carbon fiber products and material handling units.

Gross margins increased to $3.1 million, or to 11% of revenues, for the first six months of 2010 compared to $2.3 million, or 11% of revenues, for the first six months of 2009. The gross margin improvement is primarily a result of increased shipments of carbon fiber products, and light-duty automotive and material handling fuel cell products. These improvements were partially offset by declines in fuel cell bus shipments and higher unabsorbed manufacturing overhead as a result of an overall shift in product mix towards smaller units in the period.

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
		2010
	2010	Dantherm	Total	Total	Ballard $	Ballard %	Total $	Total %
	Ballard	Power	2010	2009	Change	Change	Change	Change
Research and Product Development	$5,230	$1,502	$6,732	$8,490	$(3,260)	(38%)	$(1,758)	(21%)
General and Administration	2,862	375	3,237	2,462	$400	16%	775	31%
Sales and Marketing	2,081	160	2,241	1,938	$143	7%	303	16%
Operating costs	10,173	2,037	12,210	12,890	$(2,717)	(21%)	(680)	(5%)
Restructuring and related Costs	-	-	-	261	$(261)	n/a	(261)	n/a
Acquisition Charges	17	-	17	-	$17	n/a	17	n/a
Depreciation and Amortization	663	158	821	1,243	$(580)	(47%)	(422)	(34%)
Operating expenses	$10,853	$2,195	$13,048	$14,394	$(3,541)	(25%)	$(1,346)	(9%)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
		2010
	2010	Dantherm	Total	Total	Ballard $	Ballard %	Total $	Total %
	Ballard	Power	2010	2009	Change	Change	Change	Change
Research and Product Development	$10,657	$3,337	$13,994	$16,300	$(5,643)	(35%)	$(2,306)	(14%)
General and Administration	5,415	795	6,210	5,729	$(314)	(5%)	481	8%
Sales and Marketing	3,786	296	4,082	3,701	$85	2%	381	10%
Operating costs	19,858	4,428	24,286	25,730	$(5,872)	(23%)	(1,444)	(6%)
Restructuring and related Costs	-	-	-	1,363	$(1,363)	n/a	(1,363)	n/a
Acquisition Charges	64	-	64	-	$64	n/a	64	n/a
Depreciation and Amortization	1,500	317	1,817	2,311	$(811)	(35%)	(494)	(21%)
Operating expenses	$21,422	$4,745	$26,167	$29,404	$(7,982)	(27%)	$(3,237)	(11%)

Research and product development expenses for the three months ended March 31, 2010 were $6.7 million, a decrease of $1.8 million, or 21%, compared to the corresponding period of 2009. Excluding Dantherm Power’s expenses of $1.5 million, research and product development expense declined $3.3 million, or 38%. This reduction is primarily as a result of the 20% workforce reduction initiated in August 2009, partially offset by the negative effects of a 14% stronger Canadian dollar relative to the U.S. dollar. In addition, we have significantly narrowed our research efforts in the business and have begun to aggressively pursue government funding for our programs. Government research funding is reflected as a cost offset to research and product development expenses.

Research and product development expenses for the six months ended June 30, 2010 were $14.0 million, a decrease of $2.3 million, or 14%, compared to the corresponding period of 2009.

Excluding Dantherm Power’s expenses of $3.3 million, research and product development expense declined $5.6 million, or 35%. This reduction is due primarily to a 7% workforce reduction initiated in March 2009 and a 20% workforce reduction initiated in August 2009, partially offset by the negative effects of a 17% stronger Canadian dollar relative to the U.S. dollar.

General and administrative expenses for the three months ended June 30, 2010 were $3.2 million, an increase of $0.8 million, or 31%, compared to the corresponding period of 2009. Excluding Dantherm Power’s expenses of $0.4 million, general and administrative expense increased $0.4 million, or 16%. This increase is due to an adjustment to reduce non-cash share compensation expense recorded in the second quarter of 2009 of $0.4 million combined with the negative effects of a 14% stronger Canadian dollar relative to the U.S. dollar, partially offset by the above noted workforce reductions initiated in 2009.

General and administrative expenses for the six months ended June 30, 2010 were $6.2 million, an increase of $0.5 million, or 8%, compared to the corresponding period of 2009. Excluding Dantherm Power’s expenses of $0.8 million, general and administrative expense decreased $0.3 million, or 5%. This reduction is due to the above noted workforce reductions initiated in 2009, partially offset by an adjustment to reduce non-cash share compensation expense recorded in 2009 of $0.4 million and by the negative effects of a 17% stronger Canadian dollar relative to the U.S. dollar.

Sales and marketing expenses for the three and six months ended June 30, 2010 were $2.2 million and $4.1 million, respectively, an increase of $0.3 million and $0.4 million, respectively, compared to the corresponding periods of 2009. Increased investment in sales and marketing capacity in 2010 in support of commercial efforts combined with the negative effects of a stronger Canadian dollar, relative to the U.S. dollar, more than offset the above noted workforce reductions initiated in 2009.

Restructuring and related expenses for the three and six months ended June 30, 2009 were $0.3 million and $1.4 million, respectively, and relate to the 7% workforce reduction initiated in March 2009.

Acquisition charges for the six months ended June 30, 2010 were $0.1 million and relate to costs incurred in 2010 for the acquisition of Dantherm Power.

Depreciation and amortization expense for the three months ended June 30, 2010 was $0.8 million, a decrease of $0.4 million, or 34%, compared to the second quarter of 2009. Depreciation and amortization expense was $1.8 million for the six months ended June 30, 2010; a decrease of $0.5 million, or 21%, compared to the first half of 2009. Depreciation and amortization expense declined in 2010 as increases as a result of the amortization of intangible assets acquired from Dantherm Power were more than offset by the impact of certain assets becoming fully depreciated or amortized in 2009. Acquired intangible assets are amortized on a straight-line basis over 5-years.

Investment and other income (loss) for the three months ended June 30, 2010 was ($0.1) million, compared to $3.1 million for the second quarter of 2009. Investment and other income (loss) for the six months ended June 30, 2010 was ($0.1) million, compared to $1.6 million for the first half of 2009. The following table provides a breakdown of our investment and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2010	2009	$ Change	% Change
Investment return (loss) less interest
cost on employee future benefit plans	$(250)	$578	$(828)	(143%)
Investment income	112	94	18	19%
Foreign exchange gain	16	2,310	(2,294)	(99%)
Other income	63	133	(70)	(53%)
Investment and other income (loss)	$(59)	$3,115	$(3,174)	(102%)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2010	2009	$ Change	% Change
Investment return (loss) less interest
cost on employee future benefit plans	$(250)	$27	$(277)	(1026%)
Investment income	91	350	(259)	(74%)
Foreign exchange gain (loss)	(105)	948	(1,053)	(111%)
Other income	188	291	(103)	(35%)
Investment and other income (loss)	$(76)	$1,616	$(1,692)	(105%)

Investment return (loss) less interest cost on employee future benefit plans for the three and six months ended June 30, 2010 were $0.3 million, a decrease of $0.8 million and $0.3 million, respectively, compared to the corresponding periods of 2009. The decline in 2010, as compared to 2009, was primarily a result of reduced market returns in 2010 on our plan assets related to a curtailed defined benefit pension plan for our United States employees. We account for future employee benefits using the fair value method of accounting. As a result, employee future benefit plan assets and accrued benefit obligations are recorded at their fair values on each balance sheet date with the actual return on plan assets and any net actuarial gains or losses recognized immediately in the statement of operations. The fair values are determined directly by reference to quoted market prices. As a result of the curtailment effective December 31, 2009, there will be no additional current service cost related to this defined benefit pension plan as of the date of the curtailment.

Investment income for the three and six months ended June 30, 2010 was $0.1 million, a decrease of nil and $0.3 million, compared to the corresponding periods of 2009. The decline was a result of declining interest rates. We classify our cash, cash equivalents and short-term investments as held-for-trading and measure these assets at fair value with changes in fair value recognized in income. The fair values are determined directly by reference to quoted market prices.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary assets and on outstanding foreign exchange contracts to buy or sell Canadian dollars over the respective periods. The foreign exchange gain in the three and six months ended June 30, 2009 of $2.3 million and $0.9 million, respectively, resulted primarily from the strengthening of the Canadian dollar during those periods. Compared to the U.S. dollar, the Canadian dollar strengthened to 1.16 at June 30, 2009 as compared to 1.22 at December 31, 2008 and 1.26 at March 31, 2009. In addition to foreign exchange contracts, we hold Canadian dollar cash and short-term investments to reduce the foreign currency risk inherent in expenditures denominated in Canadian dollars. Our foreign denominated cash and short-term investments do not qualify for hedge accounting and therefore foreign exchange gains and losses are recognized when they occur.

Interest expense for the three and six months ended June 30, 2010 was $0.4 million and relates primarily to the sale and leaseback of our head office building in Burnaby, British Columbia. Due to the long term nature of the lease, the leaseback of the building qualifies as a capital lease.

Equity in income of associated companies for the three and six months ended June 30, 2009 was $10.8 million and $7.9 million, respectively. On the announcement of our decision in May 2009 to discontinue operations in EBARA BALLARD, the $10.8 million of historic recorded equity losses in EBARA BALLARD in excess of our net investment in EBARA BALLARD, was reversed to net income. This second quarter of 2009 non-cash gain was partially offset by the share of the losses of EBARA BALLARD of $2.9 million recorded in the first quarter of 2009 prior to the announcement of the discontinuance. EBARA BALLARD was formally dissolved in October 2009.

Net loss attributed to non-controlling interests for the three and six months ended June 30, 2010 was $1.3 million and $2.6 million, respectively, and represent the non-controlling interest of Dantherm A/S and Danfoss A/S in the losses of Dantherm Power as a result of their 55% total equity interest.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $73.6 million as at June 30, 2010, compared to $82.2 million at the end of 2009. The decrease of $8.6 million in 2010 was driven by a net loss (excluding non-cash items) of $18.6 million, working capital outflows of $7.7 million primarily as a result of increased inventory investment, net capital expenditures of $1.6 million, and the payment of accrued costs related to the 2009 monetization of the AFCC Share Purchase Agreement of $1.4 million. These outflows were partially offset by net cash proceeds of $20.0 million from the sale and leaseback of our head office building in Burnaby, British Columbia. The above cash outflows in the first half of 2010 include total net cash outflows by Dantherm Power of $3.9 million.

For the three months ended June 30, 2010, working capital requirements resulted in cash outflows of $2.7 million compared to outflows of $7.9 million for the corresponding period of 2009. Working capital outflows in the second quarter of 2010 of $2.7 million were driven by higher inventory of $2.0 million due primarily to the buildup of inventory to support expected future fuel cell shipments, and by the draw down of deferred revenue of $0.5 million due primarily to amounts earned under the FirstEnergy distributed power generator program. Working capital outflows in the second quarter of 2009 of $7.9 million were driven by higher accounts receivable of $5.6 million due to the timing of collections of our product and service revenues, lower accounts payable of $3.5 million due primarily to the payment of accrued 2009 annual employee bonuses, and the draw down of deferred revenue of $1.6 million. These 2009 working capital outflows were partially offset by cash inflows from lower inventory expenditures of $1.8 million and higher accrued warranty liabilities of $1.7 million due primarily to product shipments for the B.C. Transit 2010 Olympic fuel cell bus program.

For the six months ended June 30, 2010, working capital requirements resulted in cash outflows of $7.7 million compared to outflows of $3.2 million for the corresponding period of 2009. In the first half of 2010, net cash outflows of $7.7 million were driven by higher inventory of $5.4 million due primarily to the buildup of inventory to support expected future fuel cell shipments, higher accounts receivable of $1.8 million due primarily to the timing of collections of our fuel cell bus and contract automotive product and service revenues, and lower accounts payable and accrued liabilities of $1.1 million due primarily to the payment of accrued employee bonuses. Working capital outflows of $3.2 million during the first half of 2009 were driven by the draw down of deferred revenue of $2.5 million due primarily to amounts earned under the FirstEnergy distributed power generator program, lower accounts payable of $1.3 million due primarily to the payment of accrued employee bonuses, and higher inventory of $1.5 million. These first half of 2009 working capital outflows were partially offset by cash inflows from higher accrued warranty liabilities of $1.9 million due primarily to product shipments for the B.C. Transit 2010 Olympic fuel cell bus program, and lower accounts receivable of $0.9 million due to the timing of customer collections.

Investing activities resulted in cash inflows of $15.0 million and $34.9 million for the three and six months ended June 30, 2010, respectively, compared to cash outflows of $4.1 million and $3.8 million for the corresponding periods in 2009. Changes in short-term investments resulted in cash inflows of $16.0 million and $16.7 million, respectively, for the three and six month periods ended June 30, 2010. Changes in short-term investments resulted in cash outflows of $1.3 million and cash inflows of $6.3 million, respectively, for the three and six month periods ended June 30, 2009. Balances changed between cash equivalents and short-term investments as we make investment decisions with regards to the term of investments and our future cash requirements.

Investing activities in the first half of 2010 include net proceeds received on the closing of the head office building sale and leaseback transaction with Madison of $20.0 million, payment of accrued costs of $1.4 million related to the AFCC Share Purchase Agreement monetization which closed in December 2009, and net cash received of $1.3 million on the acquisition of Dantherm Power. On the date of acquisition of our controlling interest in Dantherm Power for $2.9 million, we acquired total cash and cash equivalents in Dantherm Power of $4.2 million, resulting in a net cash inflow of $1.3 million on acquisition. Net capital spending of $1.1 million and $1.6 million, respectively, for the three and six month periods ended June 30, 2010, and $2.8 million and $5.0 million, respectively, for the three and six month periods ended June 30, 2009, relates primarily to building production capacity. The cash flows used for other investing activities in the first half of 2009 of $5.2 million include an investment in the now discontinued EBARA Ballard Corporation of $5.0 million.

Financing activities resulted in cash outflows of $0.2 million and $0.5 million, respectively, for the three and six months ended June 30, 2010, compared to cash outflows of $0.3 million and $3.1 million for the corresponding periods in 2009. Financing activities in 2010 primarily represent capital lease payments as a result of the sale and leaseback agreement with Madison whereas financing activities in 2009 primarily represent the payment of closing costs which were accrued at December 31, 2008 on the closing of the Arrangement with Superior.

As at July 28, 2010, we had 84,127,209 common shares issued and outstanding and stock options to purchase 6,709,947 of our common shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2010, we had cash, cash equivalents and short-term investments totaling $73.6 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cells and material products, the purchase of equipment for our manufacturing and testing facilities, the further development of business systems and low-cost manufacturing processes and the further development of our sales and marketing, product distribution and service capabilities.

At this stage of our development, while we expect to be positioned for positive EBITDA performance during 2011, we may record net losses for at least the next few years as we continue to make significant investments in research and product and market development activities necessary to commercialize our products. Our actual funding requirements will vary based on the factors noted above, our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product opportunities, our working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

Our financial strategy is to manage our cash resources with strong fiscal discipline, focus on markets with high product and service revenue growth potential, license technology in cases where it is advantageous to us, and access available government funding for research and development projects. Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times. We believe that our current cash, cash equivalents and short-term investments are sufficient to meet our planned growth and development activities for the foreseeable future without the need to access public market financing. However, circumstances could change which would make it advantageous for us to access additional capital.

2010 OUTLOOK

We continue to expect revenues for 2010 to be in excess of 35% over our 2009 revenues of $46.7 million. Our revenue outlook for 2010, which on a trajectory basis for the balance of the year is skewed towards the latter half of the year, is based on our internal revenue forecast which reflects an assessment of overall business conditions and takes into account actual sales in the first half of 2010, sales orders received for units and services to be delivered in 2010, and an estimate with respect to the generation of new sales in each of our markets. Our 2010 revenue outlook is supported by our 12-month committed order book for products and services of $31.0 million at June 30, 2010; and by the following expected growth milestones:
  Begin shipments of Ballard’s fuel cell stacks for deployment of Idatech, LLC’s reformate-based supplemental power systems for the Indian telecoms market.

  Deployment of Dantherm Power backup power systems in one major new network;

  Commission the 1 MW distributed generation system for FirstEnergy Corp. in Ohio;

  Book the first distributed generation system sale utilizing by-product hydrogen;

  More than double volumes of stack shipments in material handling, in line with Plug Power Inc.’s 2010 shipment target of 1,100 GenDrive ™ systems; and

  Book new fuel cell bus contracts to support the deployment of more than 25 buses.
We continue to expect to improve our cash used in operating activities in 2010 (excluding the cash used in operating activities of Dantherm Power) by 30% over our cash used in operating activities of $27.0 million in 2009, excluding adverse foreign exchange impacts of approximately $4.0 million as a result of the higher than anticipated Canadian dollar in 2010. However, timing impacts related to working capital requirements in support of the expected increased sales activity in the second half of 2010 could result in increased pressures against this target.

A primary driver for this expected reduction in cash used in operations in 2010 is expected increases in gross margins as a result of the above 35% expected increase in revenues, combined with the full year benefit of our streamlined operating expense base as a result of the 20% workforce reduction initiated in August 2009 and the 7% workforce reduction initiated in March 2009. Our cash used in operating activities outlook for 2010 is based on our internal cash flow from operations forecast for the year and takes into account our forecast gross margin and working capital impacts related to the above revenue forecast, the costs of our current operating expense base, and assumes an average U.S. dollar exchange rate of 1.03 in relation to the Canadian dollar.

As expected, cash used in operating activities (excluding the cash used in operating activities of Dantherm Power and adverse foreign exchange impacts as a result of the higher than anticipated Canadian dollar) in the first half of 2010 was higher in relation to our total year outlook primarily as a result of working capital impacts. Cash used in operating activities in the first half of 2010 was negatively impacted by the payment of accrued 2009 annual employee bonuses (now paid in cash versus the prior year practice of settling through a dilutive treasury share distribution), accrued severance costs related to our 2009 workforce reductions, the buildup of inventory to support expected product shipments in the second half of the year, and by the timing of revenues and the related customer collections which are skewed towards the last half of the year.

Cash used in operating activities of Dantherm Power in 2010 and 2011 was expected to be limited to our total initial investment in Dantherm Power of 15 million Danish Kroner, or approximately $2.9 million, and the expected investment of Dantherm Power’s minority interest shareholder’s, Dantherm A/S and Danfoss A/S. However, as a result of higher than anticipated cash usage in the first half of 2010 primarily as a result of the timing of revenues and the related customer collections, and the timing of collections related to the filing of government subsidies in support of research and development activities, we now anticipate advancing our second tranche investment of 15 million Danish Kroner, or approximately $2.5 million, in Dantherm Power prior to the end of 2010. The specific timing for this second tranche of investment has not been determined, but at the time Ballard makes the investment referenced above, the minority shareholders Dantherm A/S and Danfoss A/S will also make their proportion equity investments. This second tranche of funding is expected to finance Dantherm Power through to breakeven during 2012.

With this expected performance trajectory in 2010, we continue to expect to be positioned for positive EBITDA performance during 2011.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

In December 2009, we completed an agreement with a financial institution to monetize our rights under a Share Purchase Agreement with Ford relating to our 19.9% equity investment in AFCC for an initial cash payment of $37 million and a contingent payment of $7.5 million. The contingent payment of $7.5 million was due upon maturation of the Share Purchase Agreement on or before January 31, 2013, and was contingent on the financial institution’s rights in the transaction remaining unsubordinated. Due to the contingent nature of this potential $7.5 million receipt in 2013, this receipt has not been accrued in our consolidated financial statements as at June 30, 2010. On July 9, 2010, we completed an agreement with the financial institution to extinguish this contingent payment for an immediate cash payment of $5.0 million and recorded a gain of $4.8 million on the closing of the transaction in the third quarter of 2010.

Periodically, we use foreign exchange contracts to manage our exposure to currency rate fluctuations and platinum forward purchase contracts to manage our exposure to platinum price fluctuations.

We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our consolidated statements of operations. At June 30, 2010, we had outstanding platinum forward purchase contracts to purchase a total of $3.3 million of platinum at an average rate of $1,675 per troy ounce, resulting in an unrealized loss of $0.3 million.

On the closing of the transaction on March 9, 2010 to sell and then leaseback our head office facility for a period of 15-years, we entered into a new capital lease obligation with respect to the building component, and a new operating lease commitment related to the land component. As a result, we have updated our year end summary of contractual obligations and commercial commitments.

As at June 30, 2010 we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than	1-3 years	4-5 years	After 5
		one year			years
Operating leases	$26,197	$2,355	$4,711	$4,871	$14,260
Capital leases	21,421	1,487	2,973	3,279	13,682
Asset retirement obligations	3,719	-	-	-	3,719
Total contractual obligations	$51,337	$3,842	$7,684	$8,150	$31,661

As at June 30, 2010, there were no other significant changes in our contractual obligations and commercial commitments from those reported in our Management’s Discussion and Analysis for the year ended December 31, 2009.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel, our equity-accounted investees, and our minority interest partners in Dantherm. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices. Related parties include Ebara Ballard Corporation and EBARA Corporation prior to the discontinuance of our operations in Ebara Ballard Corporation in May 2009; and Dantherm A/S and Danfoss A/S subsequent to the closing of the Dantherm Acquisition on January 18, 2010.

Related party transactions and balances are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended		Six months ended
		June 30,		June 30,
Transactions with related parties	2010	2009	2010	2009
Revenues	$52	$172	$52	$380
Purchases	$634	$25	$764	$40
Net investments and advances	$-	$-	$5,000	$5,000

(Expressed in thousands of U.S. dollars)			As at June 30,
Balances with related parties			2010	2009
Accounts receivable			$68	$-
Accounts payable and accrued liabilities			$832	$48

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts)	Quarter ended,
	June 30,	Mar 31,	Dec 31,	Sep 30,
	2010	2010	2009	2009
Product and service revenue	$15,526	$11,882	$16,516	$9,047
Engineering development revenue	-	-	-	-
Total revenue	$15,526	$11,882	$16,516	$9,047

Net income (loss)	$(10,851)	$(10,045)	$25,634	$(11,352)
Net income (loss) per share, basic and diluted	$(0.13)	$(0.12)	$0.31	$(0.14)

Weighted average common shares outstanding (000’s)	84,127	84,012	83,974	83,955

	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2009	2009	2008	2008
Product and service revenue	$13,075	$8,084	$18,605	$10,879
Engineering development revenue	-	-	296	1,406
Total revenue	$13,075	$8,084	$18,901	$12,285

Net income (loss)	$1,583	$(19,123)	$(19,161)	$(16,186)
Net income (loss) per share, basic and diluted	$0.02	$(0.23)	$(0.23)	$(0.20)

Weighted average common shares outstanding (000’s)	83,941	82,662	82,116	82,102

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net income (loss) for the above periods were affected primarily by the following factors:
  Product and service revenues: Variations in fuel cell product and service revenues reflect the timing of our customers’ fuel cell vehicle, bus and field cell product deployments. Variations in fuel cell service product and service revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts. Product revenues in the second quarter of 2009 and the fourth quarter of 2008 were positively impacted by the shipments of fuel cell bus modules related to the B.C. Transit 2010 Olympic fuel cell bus program totaling $6.0 million in each of those quarters. Product and service revenues also include the consolidated results of Dantherm Power as of the date of acquisition of January 18, 2010.

  Engineering development revenue: Variations in engineering development revenue reflect the timing of work performed and the achievement of milestones under the 1kW residential cogeneration fuel cell development program (prior to its completion in the third quarter of 2008) and from certain fuel cell bus programs.

  Operating expenditures: Operating expenses have declined in the first two quarters of 2010 and the last three quarters of 2009 as a result of the 20% workforce reduction initiated in August 2009 and the 7% workforce reduction initiated in March 2009. Operating expenses also include restructuring and related expenses of $4.8 million in the third quarter of 2009 and $1.4 million in the first quarter of 2009 as a result of the above workforce reduction initiatives. Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures. Operating expenses also include the consolidated results of Dantherm Power as of the date of acquisition of January 18, 2010.

  Depreciation and amortization: Depreciation and amortization expense has been impacted in the first two quarters of 2010 as a result of the acquisition of intangible assets in Dantherm Power, and the subsequent amortization over a 5-year period. Depreciation and amortization expense increased in the fourth quarter of 2009 due an acceleration of amortization expense of $2.5 million for patents that were no longer in use.

  Investment and other income: Investment and other income include foreign exchange gains (losses), investment income, curtailment and mark to market gains (losses) on our employee future benefit plans, and other income. Foreign exchange gains (losses) have varied in each quarter due to fluctuations in the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated cash and short-term investments, and on our outstanding foreign exchange contracts to buy or sell Canadian dollars. Investment income has continually declined for the last eight quarters due to declines in interest rates and due to changes in our cash equivalents and short-term investment portfolios. Investment and other income in the fourth quarter of 2009 was positively impacted by a $1.1 curtailment gain resulting from a freeze in future benefits of a defined benefit pension plan applicable for our current and former employees in the United States.

  Loss on disposal and write-down of long-lived assets: The net loss for the fourth quarter of 2008 was negatively impacted by a $3.0 million write-down of our investment in Chrysalix.

  Gain on sale of assets: The net income for the fourth quarter of 2009 was significantly impacted by a $34.3 million gain on the monetization of the AFCC Share Purchase Agreement.

  Equity income (loss) of associated companies: The net income for the second quarter of 2009 was significantly impacted by a $10.8 million gain recorded on the discontinuance of operations in Ebara Ballard Corporation, representing the reversal of our historic recorded equity losses in Ebara Ballard Corporation in excess of our net investment in Ebara Ballard Corporation at that time. Net income (loss) for the first quarter of 2009 and the last three quarters of 2008, was impacted by equity losses in Ebara Ballard Corporation ranging from approximately $1.0 million to $3.0 million, respectively, per quarter.
RISKS & UNCERTAINTIES

Business risks and uncertainties related to product development, competitive and regulatory environments, economic and industry risk factors are described in detail in our 2010 Annual Information Form. The following additional risk has been identified during the first quarter of 2010.
  We could be adversely affected by risks associated with acquisitions: In addition to the risks applicable below as a result of our acquisition of Dantherm Power in the first quarter of 2010, we may in future, seek to expand our business through acquisitions. Any such acquisitions will be in part dependent on management’s ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions involve a number of risks, including: (i) the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and personnel of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retrain and motivate key personnel of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.
For additional information relating to Ballard, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities. These documents are also available on our website at www.ballard.com.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosures. We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. During the three and six months ended June 30, 2010, there were no material changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As Dantherm Power was acquired in the last 365 days, we have limited the scope of our design of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of Dantherm Power. Summary financial information of Dantherm Power consolidated in our six months ended June 30, 2010 consolidated financial statements include:

SELECTED DANTHERM POWER FINANCIAL INFORMATION

Six months ended June 30 (Expressed in thousands of U.S. dollars)
2010
Revenues	$1,136
Net loss	$(4,663)
EBITDA	$(4,346)
Cash used by operating activities	$(4,730)
Cash, cash equivalents and short-term investments	$285
Total assets	$11,711

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of non-GAAP measures for the periods indicated are as follows:

EBITDA measures our net loss after excluding interest expense, income tax expense or recovery, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. EBITDA includes the impact attributable to our controlling interest in Dantherm Power. We believe EBITDA assists investors in assessing our actual and future performance. See the Financial Overview section for a reconciliation of EBITDA to our consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	June 30,	December 31,
	2010	2009
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$51,384	$43,299
Short-term investments	22,206	38,932
Accounts receivable	14,609	12,903
Inventories	15,458	9,168
Prepaid expenses and other current assets	2,101	2,114
	105,758	106,416
Property, plant and equipment	40,273	39,320
Intangible assets	2,996	824
Goodwill	48,106	48,106
Investments (note 7)	639	632
Other long-term assets	182	50
	$197,954	$195,348
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 6)	$20,255	$20,321
Deferred revenue	1,116	1,607
Accrued warranty liabilities	8,746	7,813
Current portion of obligation under capital lease (notes 5 & 8)	621	316
	30,738	30,057
Long-term liabilities (note 9)	4,675	4,632
Deferred gain (note 5)	9,360	-
Obligation under capital lease (notes 5 & 8)	12,814	1,739
	57,587	36,428
Shareholders’ equity:
Ballard Power Systems Inc. shareholders’ equity
Share capital (note 10)	836,160	835,565
Treasury shares (note 10)	(395)	(207)
Contributed surplus	285,484	284,510
Accumulated deficit	(981,629)	(960,712)
Accumulated other comprehensive loss	(236)	(236)
Total Ballard Power Systems Inc. shareholders’ equity	139,384	158,920
Dantherm Power A/S non-controlling interests (note 3)	983	-
Total equity	140,367	158,920
	$197,954	$195,348

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

The financial statements for the three and six month periods ended June 30, 2010 have not been reviewed by the Company’s auditors.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	(revised – note 2)		(revised – note 2)
Revenues:
Product and service revenues	$15,526	$13,075	$27,408	$21,159
Cost of product and service revenues	14,171	11,053	24,268	18,908
Gross margin	1,355	2,022	3,140	2,251

Operating expenses:
Research and product development	6,732	8,490	13,994	16,300
General and administrative	3,237	2,462	6,210	5,729
Sales and marketing	2,241	1,938	4,082	3,701
Restructuring and related costs (note 6)	-	261	-	1,363
Acquisition charges (note 3)	17	-	64	-
Depreciation and amortization	821	1,243	1,817	2,311
Total operating expenses	13,048	14,394	26,167	29,404

Loss before undernoted	(11,693)	(12,372)	(23,027)	(27,153)
Investment and other income (loss)	(59)	3,115	(76)	1,616
Interest expense	(396)	-	(408)	-
Gain on disposal and write-down of long-lived assets	24	2	58	54
Equity gain in associated companies	-	10,838	-	7,943
Income (loss) before income taxes	(12,124)	1,583	(23,453)	(17,540)
Income taxes	-	-	3	-
Net income (loss) and comprehensive income (loss)
for period	(12,124)	1,583	(23,456)	(17,540)
Less: Net loss attributable to Dantherm Power A/S
non-controlling interests for period	(1,273)	-	(2,560)	-
Net income (loss) and comprehensive income
(loss) attributable to Ballard Power Systems Inc.
for period	$(10,851)	$1,583	$(20,896)	$(17,540)
Basic earnings (loss) per share attributable to
Ballard Power Systems Inc.	$(0.13)	$0.02	$(0.25)	$(0.21)
Diluted earnings (loss) per share
attributable to Ballard Power Systems Inc.	$(0.13)	$0.02	$(0.25)	$(0.21)
Weighted average number of common shares
outstanding – basic	84,126,839	83,940,682	84,069,940	83,304,662
Weighted average number of common shares
outstanding – diluted	84,126,839	85,505,777	84,069,940	83,304,662

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Cash provided by (used for):
Operating activities:
Net income (loss) for period	$(12,124)	$1,583	$(23,456)	$(17,540)
Items not affecting cash:
Compensatory shares	1,115	628	1,713	1,498
Employee future benefits	20	(419)	20	247
Depreciation and amortization	1,326	2,135	2,947	3,841
Unrealized loss (gain) on forward contracts	275	(543)	275	(764)
Loss (gain) on disposal and write-down of long- lived assets	(33)	2	(113)	(50)
Equity gain in associated companies	-	(10,838)	-	(7,943)
	(9,421)	(7,452)	(18,614)	(20,711)
Changes in non-cash working capital:
Accounts receivable	471	(5,589)	(1,761)	856
Inventories	(1,999)	1,772	(5,410)	(1,493)
Prepaid expenses and other current assets	(370)	(614)	13	(631)
Accounts payable and accrued liabilities	(368)	(3,488)	(1,083)	(1,280)
Deferred revenue	(513)	(1,639)	(425)	(2,535)
Accrued warranty liabilities	119	1,704	926	1,859
	(2,660)	(7,854)	(7,740)	(3,224)
Cash used by operations	(12,081)	(15,306)	(26,354)	(23,935)

Investing activities:
Net decrease (increase) in short-term investments	15,976	(1,254)	16,726	6,344
Additions to property, plant and equipment	(1,096)	(2,762)	(1,638)	(4,986)
Net proceeds on sale of property, plant and equipment and other	21	1	19,981	55
Payment of accrued monetization costs	-	-	(1,446)	-
Business acquisition including cash acquired (note 3)	-	-	1,272	-
Investments	-	(3)	-	(5,159)
Other investment activities	11	(102)	9	(102)
Long-term liabilities	39	-	39	-
	14,951	(4,120)	34,943	(3,848)
Financing activities:
Non-dilutive financing (note 4)	-	(345)	(10)	(3,108)
Purchase of treasury shares (note 10)	(217)	-	(286)	-
Repayment of capital lease obligation	(345)	-	(627)	-
Receipt of loan	332	-	332	-
Net proceeds on issuance of share capital	18	-	87	-
	(212)	(345)	(504)	(3,108)

Increase (decrease) in cash and cash equivalents	2,658	(19,771)	8,085	(30,891)
Cash and cash equivalents, beginning of period	48,726	42,966	43,299	54,086
Cash and cash equivalents, end of period	$51,384	$23,195	$51,384	$23,195

Supplemental cash flow information (note 11).
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Shareholders’ Equity and Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars)

	Ballard Power Systems Inc. shareholders’ equity					Dantherm
						Power A/S
					Accumulated
					other	Non-	Total
		Treasury	Contributed	Accumulated	comprehensive	controlling	shareholders’
	Share capital	shares	surplus	deficit	loss	interests	equity
Balance, December 31, 2008	$832,711	$-	$283,466	$(957,454)	$(236)	$-	$158,487
Net loss	-	-	-	(3,258)	-	-	(3,258)
Non-dilutive financing (note 4)	-	-	(719)	-	-	-	(719)
Purchase of treasury shares
(note 10)	-	(207)	-	-	-	-	(207)
RSUs and DSUs redeemed	1,126	-	(1,283)	-	-	-	(157)
Options exercised	7	-	-	-	-	-	7
Share distribution plan	1,721	-	3,046	-	-	-	4,767
Balance, December 31, 2009	835,565	(207)	284,510	(960,712)	(236)	-	158,920
Acquisition of Dantherm
Power (note 3)	-	-	-	-	-	3,543	3,543
Net loss	-	-	-	(20,896)	-	(2,560)	(23,456)
Non-dilutive financing
(note 4)	-	-	(10)	-	-	-	(10)
Purchase of treasury shares
(note 10)	-	(286)	-	-	-	-	(286)
RSUs redeemed	464	98	(699)	(21)	-	-	(158)
Options exercised	131	-	(44)	-	-	-	87
Share distribution plan	-	-	1,727	-	-	-	1,727
Balance, June 30, 2010	$836,160	$(395)	$285,484	$(981,629)	$(236)	$983	$140,367

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

1. Basis of presentation:

The accompanying financial information reflects the same accounting policies and methods of application as the Corporation’s consolidated financial statements for the year ended December 31, 2009. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles (“GAAP”) because certain information included in the Corporation’s consolidated financial statements for the year ended December 31, 2009 has not been included in this report. These consolidated financial statements are unaudited but reflect all adjustments required for the fair presentation in accordance with GAAP and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2009.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

2. Changes in accounting policy and future changes to accounting standards:

(a) Employee future benefit plans:

CICA Handbook Section 3461 Employee Future Benefits allows the selection of either the immediate recognition approach, or the defer and amortization approach, for accounting for employee future benefits. In 2009, the Corporation changed its accounting policy from the defer and amortization approach to the immediate recognition approach. The Corporation believes the change in accounting policy more appropriately reflects the costs and liability of the employee future benefits as it better reflects the current estimated cost to terminate these plans.

The change in accounting policy was applied retroactively and prior period financial statements have been restated, as follows:
  Net income for the three and six months ended June 30, 2009 increased by $578,000 and $27,000 respectively (representing a $0.01 and a nil increase, respectively in earnings and diluted earnings per share), with a corresponding decrease in long-term liabilities.
(b) Convergence with International Financial Reporting Standards:

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

2.	Changes in accounting policy and future changes to accounting standards (cont’d):

Canadian publicly accountable enterprises must adopt IFRS for their interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 and must be accompanied by IFRS comparative information for the 2010 financial year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. At this time, the comprehensive impact of the changeover from Canadian GAAP to IFRS on the Corporation’s future financial position and results of operations is not yet determinable.

3. Business acquisition:

On January 18, 2010, the Corporation acquired a controlling interest (the “Acquisition”) in Denmark-based Dantherm Power A/S (“Dantherm Power”), partnering with co-investors Dantherm A/S and Danfoss A/S. In exchange for an initial investment of 15,000,000 Danish Kroner, or $2,915,000, the Corporation obtained a 45.14% interest in Dantherm Power including the right to nominate a majority of the members of the Board of Directors. Through the Corporation’s ability to elect a majority of the members of the Dantherm Power board, who have the power to determine the strategic operating, investing and financing policies of Dantherm Power, the Corporation holds effective control over Dantherm Power as of the date of the initial investment.

As a result, all assets, liabilities and results of operations of Dantherm Power are consolidated and have been included in the Corporation’s consolidated financial statements. Ownership interests in Dantherm Power, other than the Corporation’s, are shown as non-controlling interests. During 2010, the Corporation expects to invest an additional 15,000,000 Danish Kroner, or approximately $2,500,000 million, in Dantherm Power for an additional 7% interest, resulting in a 52% total equity interest at that time.

Dantherm Power is focused on development and production of commercially viable cell-based back-up power systems for use in information technology and telecom network base stations.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

3. Business acquisition (cont’d):

The acquisition has been accounted for using the purchase method of accounting and, accordingly, the operations of Dantherm Power have been included in the consolidated financial statements since the date of acquisition. The intangible assets arising from this acquisition are amortized over their estimated useful life of 5 years.

The following is the preliminary purchase price allocated including the initial assessment of the fair value of the assets acquired, and liabilities assumed at the date of acquisition:

Net assets acquired:
Cash and cash equivalents	$4,187
Accounts receivable	269
Inventories	879
Property, plant and equipment	433
Intangible assets	2,498
Investments	13
Current liabilities	(1,821)
Net assets acquired on January 18, 2010	6,458
Non-controlling interest of 54.86%	(3,543)
Total purchase consideration	$2,915

Purchase consideration	$(2,915)
Acquired cash and cash equivalents	4,187
Net cash acquired on business acquisition	$1,272

Management is currently carrying out a more specific analysis of the purchase price allocation and changes may be made to the determination of the fair value, the assets acquired, and liabilities assumed as further information becomes available. As a result, the actual amounts allocated to the identifiable assets acquired and liabilities assumed and the related operating results may vary from the amounts initially recorded.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

4. Non-dilutive financing:

On December 31, 2008, the Corporation completed a restructuring transaction with Superior Plus Income Fund (“Superior Plus”) to reorganize the Corporation’s business under a Plan of Arrangement (the “Arrangement”). Pursuant to the Arrangement, Superior Plus transferred $38,029,000 (CDN $46,319,000) to the Corporation’s parent company (“Old Ballard”). Old Ballard subsequently transferred all of its assets and liabilities (including the net cash proceeds, but excluding Old Ballard’s historic Canadian income tax carry forward attributes), to a new wholly-owned company (“the Corporation”). Old Ballard’s shareholders exchanged their shares, on a one-for-one basis, for shares of the Corporation. The Corporation is carrying on the full scope of Old Ballard’s business operations, and holds all rights to intellectual property, as held by Old Ballard before the completion of the Arrangement.

As the transfer of the business assets, liabilities and operations from Old Ballard to the Corporation represented a transaction with no change in shareholder ownership, the transaction was accounted for using continuity of interest accounting.

Pursuant to continuity of interest accounting, the assets transferred and liabilities assumed were recorded at their carrying values as reported by Old Ballard immediately prior to the completion of the Arrangement. As a result, the net cash proceeds were recorded as a credit to shareholders’ equity.

5. Sale-leaseback transaction:

On March 9, 2010, the Corporation completed a sale and leaseback agreement with Madison Pacific Properties Inc. (“Madison”) whereby the Corporation sold its head office building in Burnaby, British Columbia in return for gross cash proceeds of $20,427,000 (Canadian $20,750,000). The Corporation then leased the property back from Madison for an initial 15-year term plus two 5-year renewal options. On the closing of the transaction, the Corporation recorded a deferred gain of $9,540,000, which will be recognized to income on a straight-line basis over the term of the 15-year lease. Due to the long-term nature of the lease, the leaseback of the building qualifies as a capital lease. As a result, on the closing of the transaction the Corporation recorded assets under capital lease of $12,180,000, and a corresponding obligation under capital lease (note 8), representing the net present value of the minimum lease payments at the inception of the lease allocated to the building and an operating lease for the leaseback of the land. The future lease payments allocated to the building are included in the table in note 8, while the future lease payments allocated to the land are $590,000 per year for the next 15 years.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

5. Sale-leaseback transaction (cont’d):

The deferred gain recorded on closing in 2010 is as follows:

Proceeds on disposition	$20,427
Net book value of assets sold	(10,418)
Disposition costs	(469)
Deferred gain on sale	$9,540

6. Restructuring and related charges:

In August 2009, the Corporation completed an organizational restructuring resulting in restructuring and related charges of $4,866,000 primarily for severance expense on the elimination of 85 positions. This action was in addition to an organizational restructuring completed in March 2009 that resulted in restructuring and related charges of $1,363,000 primarily for severance expense on the elimination of 32 positions. Accounts payable and accrued liabilities include $70,000 at June 30, 2010 and nil at June 30, 2009 related to these actions.

7. Investments:

		June 30,		December 31,
		2010		2009
	Amount	Percentage	Amount	Percentage
		Ownership		Ownership
Chrysalix Energy Limited Partnership	$621	15.0%	$632	15.0%
AFCC	-	19.9%	-	19.9%
Other	18		-
	$639		$632

The Corporation made additional investments of $21,000 for the three and six months ended June 30, 2010 (nil and $156,000 for the respective periods in 2009), which was offset by cash distributions from Chrysalix of $32,000 during the three and six months ended June 30, 2010 (nil during the respective periods in 2009).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

8. Obligations under capital lease:

In March 2010, the Corporation entered into a sale and leaseback transaction relating to its head office building resulting in a capital lease with an imputed interest rate of 7.35% per annum expiring in February 2025 (note 5). The Corporation also leases certain production equipment under capital lease with an imputed interest rate of 2.25% per annum expiring December 2014. The minimum future lease payments for the Corporation’s capital leases for the twelve-month periods ending June 30 are as follows:

Twelve month period ending June 30, 2010
2011	$1,487
2012	1,487
2013	1,487
2014	1,487
2015	1,793
Thereafter	13,680
Total minimum lease payments	21,421
Less imputed interest	(7,986)
Total obligation under capital lease	$13,435
Current portion of obligation under capital lease	621
Long-term portion of obligation under capital lease	$12,814

For the three and six months ended June 30, 2010, $229,000 and $241,000, respectively of interest was paid on capital lease obligations.

9. Long-term liabilities:

	June 30,	December 31,
	2010	2009
Defined benefit pension plan	$2,715	$2,695
Other benefit plan	616	616
Employee future benefit plans	3,331	3,311
Asset retirement obligation	1,344	1,321
	$4,675	$4,632

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

10. Share capital:

During the three and six months ended June 30, 2010, compensation expense of $376,000 (2009 – $440,000) and $776,000 (2009 – $976,000), respectively, was recorded in net income as a result of fair value accounting for stock options.

During the three and six months ended June 30, 2010, options to purchase 200,000 (2009 – 350,000) and 1,628,237 (2009 – 1,350,497) common shares, respectively, were granted with a weighted average fair value of $0.99 (2009 – $1.05) and $1.25 (2009 – $0.67), respectively, and vesting periods of three years.

The fair value of options issued during the period was determined using the Black-Scholes valuation model under the following assumptions:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Expected life	5 years	5 years	5 years	5 years
Expected dividends	Nil	Nil	Nil	Nil
Expected volatility	65%	62%	65%	59%
Risk-free interest rate	3%	2%	3%	2%

As at June 30, 2010 and 2009, options to purchase 6,709,947 and 5,804,985 common shares, respectively, were outstanding.

As at June 30, 2010 and 2009, 1,901,863 and 1,755,289 restricted share units (“RSUs”), respectively, were outstanding. During the three and six months ended June 30, 2010, 128,307 (2009 – 116,972) and 879,165 (2009 – 1,080,470) RSUs, respectively, were issued and compensation expense of $750,000 (2009 – $549,000) and $951,000 (2009 – $972,000), respectively, was recorded in net income. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria.

In 2009, the Corporation adopted a Market Purchase RSU Plan. Awards granted under the plan are satisfied by shares to be purchased on the open market through a trust established for that purpose. During the three and six months ended June 30, 2010, the Corporation repurchased 80,212 (2009 – nil) and 109,455 (2009 – nil) common shares, respectively, for cash consideration of $217,000 and $286,000, respectively, through the trust established for the purpose of funding RSU grants. During the three and six months ended June 30, 2010, 38,991 (2009 – nil) RSUs vested under the Market Purchase RSU Plan and 38,991 (2009 – nil) common shares were issued from the trust established for the purpose of settling grants under the Market Purchase RSU Plan.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

10. Share capital (cont’d):

As at June 30, 2010 and 2009, 316,152 and 333,066 deferred share units (“DSUs”), respectively, were outstanding. During the three and six months ended June 30, 2010 and 2009, no DSUs were issued.

11. Supplemental disclosure of cash flow information:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Non-cash financing and investing activities:
Compensatory shares	$-	$-	$464	$2,682
Accrued costs related to Arrangement (note 4)	$-	$(345)	$-	(3,108)
Assets acquired under capital lease (note 5)	$-	$-	$12,180	-

12. Segmented financial information:

The Corporation’s business operates in three market segments:
  Fuel Cell Products: Fuel cell products and services for motive power (consisting of the material handling and bus markets) and stationary power (consisting of the back-up power, supplemental power, and distributed generation markets) applications;

  Contract Automotive: Contract manufacturing of light-duty automotive fuel cell products and testing and engineering services provided primarily to AFCC, Daimler and Ford; and

  Material Products: Carbon fiber material products primarily for automotive applications and gas diffusion layer (“GDL”) material for fuel cell products.
Segment revenues and segment income (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product and service revenues and expenses for which management is held accountable. Segment expenses include research and product development costs directly related to individual segments.

Costs associated with shared services and other shared costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, sales and marketing, and general and administrative, which apply generally across all segments and are reviewed separately by senior management.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

12. Segmented financial information (cont’d):

A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property, are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

	Three months ended June		Six months ended June 30,
	2010	2009	2010	2009
Revenues
Fuel Cell Products	$6,417	$9,653	$11,414	$13,565
Contract Automotive	3,014	883	4,614	2,760
Material Products	6,095	2,539	11,380	4,834
	$15,526	$13,075	$27,408	$21,159
Segment income (loss) for period (1)
Fuel Cell Product	$(5,071)	$(2,812)	$(8,536)	$(6,097)
Contract Automotive	557	340	814	1,165
Material Products	2,815	34	4,612	(824)
Total	(1,699)	(2,438)	(3,110)	(5,756)
Corporate amounts
Research and product development	(3,678)	(4,030)	(7,744)	(8,293)
General and administrative	(3,237)	(2,462)	(6,210)	(5,729)
Sales and marketing	(2,241)	(1,938)	(4,082)	(3,701)
Restructuring and related costs	-	(261)	-	(1,363)
Acquisition charges	(17)	-	(64)	-
Depreciation and amortization	(821)	(1,243)	(1,817)	(2,311)
Investment and other income	(59)	3,115	(76)	1,616
Interest expense	(396)	-	(408)	-
Gain on disposal and write-down of long-lived assets	24	2	58	54
Equity gain in associated companies	-	10,838	-	7,943
Income (loss) before income taxes	$(12,124)	$1,583	$(23,453)	$(17,540)

(1)	Research and product development costs directly related to segments are included in segment income (loss) for the period.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

13. Subsequent events:

In December 2009, the Corporation completed an agreement with a financial institution to monetize the Corporation’s rights under a Share Purchase Agreement with Ford relating to its 19.9% equity investment in AFCC for an initial cash payment of $37,000,000 and a contingent payment of $7,500,000. The contingent payment of $7,500,000 was due upon maturation of the Share Purchase Agreement in 2013, and was contingent on the financial institution’s rights in the transaction remaining unsubordinated. Due to the contingent nature of the potential $7,500,000 receipt in 2013, this receipt has not been accrued in the consolidated financial statements as at June 30, 2010. On July 9, 2010, the Corporation completed an agreement with the financial institution to extinguish this contingent payment for an immediate cash payment of $5,000,000 and recorded a gain of $4,800,000 on the closing of the transaction in the third quarter of 2010.